                        DiVall Income Properties 3, L.P.
                                 QUARTERLY NEWS

================================================================================
   A publication of The Provo Group, Inc.                  THIRD QUARTER 1998


                            ADVISORY BOARD REVIEWS
                                 SALES PROCESS
Kansas City, Missouri
October 28, 1998

The DiVall Advisory Board met today and reviewed the sales process for DiVall 1, 2, and 3. The objective of going to market was the perceived opportunity to take advantage of cyclical strength in the triple net lease market, as well as developing a comfort for the investors that their perceptions of value are fair after exposure to a competitive market.

All three affiliated partnerships ... DiVall 1, DiVall 2 and DiVall 3 undertook identical sales processes, even though their respective results were different.

DiVall 1 investors received a registered tender offer to sell for $575 per unit last winter. The Provo Group believed a higher value could be achieved through an independent bid process. The successful sale, related liquidating distribution, and three quarterly distributions (which would not have been earned by selling last winter), resulted in an additional $160 or 28% over the initial offer.

Although the successful DiVall 1 sale demonstrates the effectiveness of the bid process, DiVall 2 did not receive a conforming bid (a conforming bid required bids to be all cash, completely unconditional and accompanied by a substantial deposit. In addition, there was a minimum bid requirement of no less than 90% of the appraised value).

The Advisory Board feels that the market began to soften for DiVall 2's portfolio mix and lease structures before DiVall 1, which had different concepts and lease terms.

The Advisory Board recognizes that opportunities are still available to enhance the values of DiVall 2, irrespective of whether those opportunities were too conservatively valued by this summer's "bidders".

                                                           (Continued on Page 2)
                      ---------------------------------

                               OTHER NEWS INSIDE...

  .    Applebee's Sales Increase in 1998 .........  Property Highlights, pg 4

  .    Discussion of Liquidation Costs .............  Question & Answer, pg 5

      Page 2                    DiVall 3                          3 Q 98


Continued from cover page ...

     What NOW? ... The Board feels the "matching" of buyers and sellers within the partnerships, with reduced transaction costs should facilitate any pressing liquidation requirements of individual limited partners; (Please see enclosed Expression of Interest Form).

     and LATER .... The Board encouraged The Provo Group to pursue taking DiVall
     2 "private" in the future (due to the stability associated with its economically diversified size) to enhance yield by reducing public partnership administrative requirements;

     MEANWHILE ... TPG will continue to operate DiVall 2 to enhance the current yields (estimated to approximate 9% on net asset value) and to allow recent changes in concept ownership to mature and succeed.

DiVall 3 also did not receive a conforming bid. This Partnership only has five properties and consequently, any perceived risk for any given store creates a heightened risk to the entire portfolio.

We continue to believe that a liquidation of the Partnership is in the best interest of the DiVall 3 Limited Partners. Therefore, The Provo Group will actively pursue other alternatives for liquidation of DiVall 3 during 1999. The properties may be sold individually or in any combination provided that the total sales price for the properties included in the transaction equals or exceeds 90% of the combined appraised value for the assets.

It is not possible to provide the Limited Partners with a time frame for a DiVall 3 liquidation, but we are working closely with potential buyers and hope to dissolve the Partnership in a timely manner. We will certainly keep you updated on the status of the liquidation process.

Overall it's been an interesting year. Each Partnership has its own unique qualities and very different perceptions in the marketplace of each respective portfolio's strengths and weaknesses. If the bid process did not result in a sale, it did provide a road map for future value enhancement and maximization.

The Provo Group and the DiVall Advisory Board would like to thank all the Limited Partners for their support and encouragement during 1998.


                       --------------------------------

      Page 3                    DiVall 3                          3 Q 98

                       --------------------------------

                            Distribution Highlights


 .   2.3% (approx.) annualized return from operations based on $8,700,000 ("net"
    remaining initial investment).

 .   $50,000 total amount distributed for the Third Quarter 1998 which was
    $10,000 less than budgeted.

 .   Distributions were lower than previously expected, due to Land Title Surveys which were performed on all of the properties.

 .   $2.92 per unit (approx.) for the Third Quarter 1998 from cash flow from operations.

 .   $677.00 to $513.00 range of distributions per unit from the first unit sold to the last unit sold before the offering closed (April 1992), respectively.

    NOTE: Distributions are from both cash flow from operations and "net" cash activity from financing and investing activities.]


            (NOTE:  Original units were purchased for $1,000/unit.)

                 -------------------------------------------

                 Statements of Income and Cash Flow Highlights

 .   12% decrease in "total" operating revenues from projections.

 .   Revenues were lower than anticipated due to the none-cash reversal of percentage rent accruals during the quarter. This was done due to new accounting regulations.

 .   27% increase in "total" expenses from projections.

 .   Expenses were higher than anticipated due to Land Title Surveys in the amount of $12,000 which were performed on all of the properties in preparation for the liquidation. In addition, legal fees were higher due to work which was done in association with the liquidation.

          Page 4                    DiVall 3                  3 Q 98

                       ---------------------------------

                              Property Highlights

                                   Vacancies
                                   ---------

                 There were no vacancies at September 30, 1998.

                                Rents Receivable
                                ----------------

         There were no outstanding rents due as of September 30, 1998.

                             OTHER PROPERTY MATTERS
                             ----------------------

 .    Applebee's (Pittsburgh, PA) sales have increased by approximately 7%
     through August 1998. Therefore, the projected percentage rent due for 1998 gross sales has been estimated to be double the amount paid in 1997.

                      --------------------------------

                               Return of Capital

The following table has been updated to present the breakdown of distributions since the Partnership's first quarterly distribution, for the period ended September 30, 1990 through September 30, 1998.

================================================================================

                                                  Distribution     Capital
                                                    Analysis       Balance
                                                  ------------   ------------

     Original Capital Balance                           -         $17,102,520
     Cash Flow From Operations Since Inception    $  1,799,816         -
     Total Distributions Since Inception           (10,232,983)        -
                                                  ------------

     (Return) of Capital                           ($8,433,167)   (8,433,167)
                                                  ============   -----------

     "Net" Remaining Initial Investment
          by Original Partners                          -        $ 8,669,353
                                                                 ===========

================================================================================

    (NOTE: For a more individualized discussion of return of capital contact
                              Investor Relations.)

    Page 5                            DiVall 3                       3 Q 98

                       --------------------------------

                              Questions & Answers

1. Why did the Partnership invest up-front costs associated with the bid process which included Phase I Environmental Reports, As-Built Surveys, Title Commitments and Appraisals?

 .    Generally, the above referenced documents can be used for a period of six months to one year. If we exceed this time period, the same due diligence documents will be required when the Partnership does sell its assets in the future. However, these documents will only need to be updated and the cost associated with updating these documents is minimal compared to the up-front cost. The decision to incur those costs was made to expedite a close if an acceptable bid was received.


2.   When can I expect my next distribution mailing?

     . Your distribution correspondence for the Fourth Quarter of 1998 is scheduled to be mailed on February 15, 1999.

                                     * * *

================================================================================

 For questions or additional information, please contact Investor Relations at:
                        1-800-547-7686 or 1-816-421-7444

                All written inquiries may be mailed or faxed to:
                             The Provo Group, Inc.

                        101 West 11th Street, Suite 1110
                          Kansas City, Missouri 64105

                               (FAX 816-221-2130)

                               www.tpgdivall.com

================================================================================

                        DIVALL INCOME PROPERTIES 3 L.P.
                  STATEMENTS OF INCOME AND CASH FLOW CHANGES
              FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 1998

---------------------------------------------------------------------------------------------
                                                                PROJECTED   ACTUAL   VARIANCE
                                                                -----------------------------
                                                                   3RD        3RD
                                                                 QUARTER    QUARTER    BETTER
                                                                 9/30/98    9/30/98    (WORSE)
                                                                --------   --------   --------
 OPERATING REVENUES
  Rental income                                                 $105,280   $ 95,308   $ (9,972)
  Interest income                                                 11,088      7,233     (3,855)
  Other income                                                         0         51         51
                                                                --------   --------   --------
 TOTAL OPERATING REVENUES                                       $116,368   $102,592   $(13,776)
                                                                --------   --------   --------
 OPERATING EXPENSES
  Insurance                                                     $  1,203   $  1,095   $    108
  Management fees                                                 16,440     16,215        225
  Overhead allowance                                               1,326      1,308         18
  Advisory Board                                                   3,400      4,578     (1,178)
  Administrative                                                   7,165      4,338      2,827
  Professional services                                            2,830      2,725        105
  Land Title Surveys                                                   0     11,950    (11,950)
  Auditing                                                         8,250      8,250          0
  Legal                                                            1,850      9,905     (8,055)
  Defaulted tenants                                                  300          0        300
                                                                --------   --------   --------
 TOTAL OPERATING EXPENSES                                       $ 42,764   $ 60,364   $(17,600)
                                                                --------   --------   --------
 INVESTIGATION AND RESTORATION EXPENSES                         $    546   $    194   $    352
                                                                --------   --------   --------
 NON-OPERATING EXPENSES
  Depreciation                                                  $ 20,592   $ 20,592   $      0
  Amortization                                                       446        446          0
                                                                --------   --------   --------
 TOTAL NON-OPERATING EXPENSES                                   $ 21,038   $ 21,038   $      0
                                                                --------   --------   --------
 TOTAL EXPENSES                                                 $ 64,348   $ 81,596   $(17,248)
                                                                --------   --------   --------
 NET INCOME                                                     $ 52,020   $ 20,996   $(31,024)

 OPERATING CASH RECONCILIATION:                                                       VARIANCE
                                                                                      --------
  Depreciation and amortization                                   21,038     21,038          0
  (Increase) Decrease in current assets                          (14,765)    (8,771)     5,994
  Increase (Decrease) in current liabilities                       8,092      7,872       (220)
  (Increase) Decrease in cash reserved for payables               (8,300)     7,000     15,300
  Advance from/(to) future cash flows for current distributions    3,000      3,000          0
                                                                --------   --------   --------
 Net Cash Provided From Operating Activities                    $ 61,085   $ 51,135   $ (9,950)
                                                                --------   --------   --------
CASH FLOWS FROM (USED IN) INVESTING
  AND FINANCING ACTIVITIES
  Proceeds from sale of property                                       0          0          0
                                                                --------   --------   --------
 Net Cash Provided from Investing And Financing
  Activities                                                    $      0   $      0   $      0
                                                                --------   --------   --------

 Total Cash Flow For Quarter                                    $ 61,085   $ 51,135   $ (9,950)

 Cash Balance Beginning of Period                                235,199    227,895     (7,304)
 Less 2nd quarter distributions paid 8/98                        (60,000)   (40,000)    20,000
 Change in cash reserved for payables or distributions             5,300    (10,000)   (15,300)
                                                                --------   --------   --------
 Cash Balance End of Period                                     $241,584   $229,030   $(12,554)


 Cash reserved for 3rd quarter L.P. distributions                (60,000)   (50,000)    10,000
 Cash advanced from (reserved for) future distributions           (2,000)    (2,000)         0
 Cash reserved for payment of payables                            (8,443)   (53,000)   (44,557)
                                                                --------   --------   --------
 Unrestricted Cash Balance End of Period                        $171,141   $124,030   $(47,111)
                                                                ========   ========   ========
----------------------------------------------------------------------------------------------
                                                                PROJECTED   ACTUAL    VARIANCE
                                                                ------------------------------
* Quarterly Distribution                                        $ 60,000   $ 50,000   $(10,000)
  Mailing Date                                                  11/15/98   (enclosed)
----------------------------------------------------------------------------------------------

* Refer to distribution letter for detail of quarterly distribution.

                                              ORIGINAL CAPITAL       $17,102,520
PROJECTIONS FOR                               NET DISTRIBUTION OF
DISCUSSION PURPOSES                            CAPITAL SINCE
                                               INCEPTION              $8,433,167
                                                                     -----------
                                              CURRENT EQUITY          $8,669,363


                DIVALL INCOME PROPERTIES 3 LIMITED PARTNERSHIP
                             1998 PROPERTY SUMMARY
                        AND RELATED ESTIMATED RECEIPTS

PORTFOLIO   (Note 1)

                                       -------------------------------
                                                  REAL ESTATE
                                       -------------------------------
                                                    ANNUAL
--------------------------------                     BASE        %
CONCEPT          LOCATION              COST          RENT      YIELD
--------------------------------       -------------------------------

APPLEBEE'S       PITTSBURGH              891,333    116,040     13.02%
      *                 *


DENNY'S          CO SPRINGS, CO          580,183     77,460     13.35%
DENNY'S          ENGLEWOOD, CO           213,211     35,880     16.83%

HARDEE'S  (3)    ST. FRANCIS, WI       1,194,381     92,000      7.70%
      *                 *



HARDEE'S  (3)    OAK CREEK, WI         1,341,906     88,000      6.56%
      *                 *

--------------------------------       -------------------------------

--------------------------------       -------------------------------
PORTFOLIO TOTALS (5 Properties)        4,221,104    409,380      9.70%
--------------------------------       -------------------------------


                                  ---------------------------------------------
                                                    EQUIPMENT
                                  ---------------------------------------------
                                    LEASE                      ANNUAL
--------------------------------  EXPIRATION                   LEASE       %
CONCEPT          LOCATION            DATE           COST      RECEIPTS   RETURN
--------------------------------  ---------------------------------------------

APPLEBEE'S       PITTSBURGH                         290,469               0.00%
      *                 *                            58,094               0.00%

DENNY'S          CO SPRINGS, CO                     210,976          0    0.00%
DENNY'S          ENGLEWOOD, CO                      210,976               0.00%

HARDEE'S  (3)    ST. FRANCIS, WI            (2)     369,688          0    0.00%
      *                 *                   (2)      84,500          0    0.00%

HARDEE'S  (3)    OAK CREEK, WI              (2)     482,078          0    0.00%
      *                 *                   (2)     105,488          0    0.00%

--------------------------------  ---------------------------------------------

--------------------------------                 ------------------------------
PORTFOLIO TOTALS (5 Properties)                   1,812,269          0    0.00%
--------------------------------                 ------------------------------


                                    -------------------------------
                                                TOTALS
                                    -------------------------------
--------------------------------                  ANNUAL       %
CONCEPT          LOCATION           COST         RECEIPTS    RETURN
--------------------------------    -------------------------------

APPLEBEE'S       PITTSBURGH         1,239,896     116,040     9.36%
      *                 *


DENNY'S          CO SPRINGS, CO       791,159      77,460     9.79%
DENNY'S          ENGLEWOOD, CO        424,187      35,880     8.46%

HARDEE'S  (3)    ST. FRANCIS, WI
      *                 *           1,648,569      92,000     5.58%



HARDEE'S  (3)    OAK CREEK, WI      1,929,472      88,000     4.56%
      *                 *

--------------------------------    -------------------------------

--------------------------------    -------------------------------
PORTFOLIO TOTALS (5 Properties)     6,033,283     409,380     6.79%
--------------------------------    -------------------------------


                                    -----------------------
                                            TOTAL %
                                         ON $8,669,363
--------------------------------            EQUITY
CONCEPT          LOCATION                    RAISE
--------------------------------    -----------------------

APPLEBEE'S       PITTSBURGH
      *                 *


DENNY'S          CO SPRINGS, CO
DENNY'S          ENGLEWOOD,CO

HARDEE'S  (3)    ST. FRANCIS, WI
      *                 *



HARDEE'S  (3)    OAK CREEK, WI
      *                 *

--------------------------------    -----------------------

--------------------------------    -----------------------
PORTFOLIO TOTALS (5 Properties)                       4.72%
--------------------------------    -----------------------


Note 1: This property summary includes only current property and equipment held by the Partnership. Equipment lease receipts shown include a return of capital.
     2: The lease was terminated and the equipment sold to Hardee's Food Systems in conjunction with their assumption of the Terratron leases.
     3: These leases were assumed by Hardee's Food Systems at rental rates lower than those stated in the original leases.

-------------------------------------------------------------------------------
If you are interested in buying additional units or selling your Units in DiVall Income Properties 3, L.P., you may fill out this form and mail it to The Provo Group, Inc. at 101 W. 11/th/ St., Ste. 1110, Kansas City, MO, 64105. Based on the responses received, The Provo Group will compile a list of limited partners expressing an interest in buying and a list of limited partners expressing an interest in selling. We will then distribute those lists, along with form transfer documents (which have been pre-approved by The Provo Group) to all persons on those lists. This will allow sellers and buyers to contact one another to negotiate a mutually agreeable price. If you do not wish to be contacted by others seeking to buy or sell units, do not fill out this form. The normal fee to process a transfer of Partnership interest is $50 per transaction. However, the fee will be reduced to $25 for each transaction prior to June 30, 1999. The Partnership does not currently intend to offer this service again. You must provide all of the information requested in the form below, or your name will not be included in the lists of buyers and sellers being compiled.


Name: ______________________________   Phone: ______________________________

Address: ___________________________________________________________________
           Street Address            City              State          Zip

I own _____ units in DiVall Income Properties 3, L.P.

____ I wish to SELL my units.
     (Your name, address, phone number and number of units will be provided to all interested purchasers).

____ I wish to BUY units.
     (Your name, address and phone number will be provided to all interested sellers).



------------------------------------
Signature                       Date



All transfers will be handled in accordance with the Partnership Agreement. Neither The Provo Group, Inc. nor the Partnership is in the business of buying or selling units, or arranging for the sale of units between investors. The General Partner has elected to provide the service described above to facilitate contact between limited partners interested in buying and limited partners interested in selling their units. If we receive your completed form prior to January 1, 1999, your information will be included in the lists described above. However, there is no guarantee that your units will be sold or that you will be successful in buying units. Neither The Provo Group, Inc. nor the Partnership express any opinion with respect to the current fair market value of units in the Partnership.

-------------------------------------------------------------------------------